February 28, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Frontera Group, Inc.

Withdraw Prior Request for Acceleration for Statement on Form 1-A

File No. 024-11731

Ladies and Gentlemen:

Frontera Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Request for Acceleration of the qualification date and time of Parts I, II and III of the above-referenced offering statement, as amended, (the “Offering”) on Form 1-A (File No. 024-11731).

The Company is seeking withdrawal of the prior Request for Acceleration because it plans to file a new Request for Acceleration later today seeking a later qualification date for its most recent amendment, filed on February 28, 2022.

The Company confirms that no securities have been sold pursuant to the Offering.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

We request that we be notified of such withdrawal of the Offering with a telephone call to the Company’s counsel, Matheau J. W. Stout, Esq., 201 International Circle, Suite 230, Hunt Valley, MD 21030 at (410) 429-7076.

Sincerely,

/s/ Mann C. Yam

Mann C. Yam

Chief Executive Officer